MarshBerry Capital, LLC

(SEC ID No. 8-68848)

Statement of Financial Condition as of December 31, 2025, and Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Contents

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68848

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MarshBerry Capital, LLC.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

28601 Chagrin Blvd, Suite 400
(No. and Street)

Woodmere	OH	44122
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stuart Henderson	201-264-7900	SHenderson@complinace-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

111 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

September, 18, 2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

Docusign Envelope ID: 53D7BCC0-A882-40B7-8613-9BC71D4DEBC1

OATH OR AFFIRMATION

I, Michael Metz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MarshBerry Capital, LLC., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Signed by: [signature] 09A4F7D0FFDF4F7...

Title: COO

____

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managers and Member of MarshBerry Capital, LLC :

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MarshBerry Capital, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2026

We have served as the Company's auditor since 2025.

MarshBerry Capital, LLC
Statement of Financial Condition
As of December 31, 2025

Assets		
Cash and cash equivalents	$	3,324,491
Accounts receivable, net		18,826,698
Prepaid expenses		86,216
Total assets	$	22,237,405
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses		81,205
Payable to affiliates		1,302,048
Deferred revenue		378,542
Total liabilities		1,761,795
Member's Equity		20,475,610
Total liabilities and member's equity	$	22,237,405

See Notes to Financial Statements

Notes to Financial Statements

Note 1.   Nature of Operations and Significant Accounting Policies

Nature of operations: MarshBerry Capital, LLC (the Company) is an Ohio limited liability company. The Company is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and received its FINRA approval for membership on July 18, 2012. The Company has agreed to limit its business to providing corporate finance consulting that may from time to time include consultation regarding mergers and acquisitions. The Company may be directly affected by general economic and market conditions, such as interest rates and other factors that may impact the ability of companies in the marketplace to successfully start and complete mergers and acquisitions.

The Company is a subsidiary of MarshBerry Holdings, LLC (the Parent). On October 31, 2025, the Parent was acquired by a subsidiary of Lincoln International, LP, (Lincoln) a global investment bank based in Chicago, Illinois. The carrying value of the Company's assets and liabilities have not been adjusted as a result of this transaction. The acquisition was financed, in part, through a credit facility secured by substantially all the assets of Lincoln's domestic subsidiaries, including the Company and its Parent.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments acquired with a maturity of three months or less to be cash equivalents. Cash and cash equivalents include money market funds. The Company may invest excess cash in short-term money market fund instruments. The Company considers any portion of cash that cannot be withdrawn without prior notice or penalty to be restricted cash and presented as restricted cash on the Statement of Financial Condition. There were no restricted cash balances as of December 31, 2025.

Fair value of financial instruments: Investments are recorded on trade date and reflected at fair value. Unrealized gains and losses are reflected in other income on the Statement of Income.

Revenue recognition and accounts receivable:

<u>Investment Banking and Advisory Fees:</u> In accordance with Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers" ("ASC 606"), revenue is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Under ASC 606, the Company's advisory fees from investment banking engagements are recognized when the Company satisfies its performance obligation by delivering the promised services to its clients under the terms of each engagement. The Company's investment banking fees generally consist of a success fee and may include nonrefundable up-front fees. The Company recognizes success fee revenue upon the satisfaction of the related performance obligation, which generally occurs upon successful closing of an engagement. The nonrefundable fee is initially recorded as a deferred revenue liability and is recognized over time as the performance obligations are provided by the Company.

The Company recognizes success fee revenue upon the satisfaction of the related performance obligation, which generally occurs upon successful closing of an engagement. Milestone fees arise when a specific outcome, which is outlined in the client contract, has been reached in an investment banking engagement. The Company fully recognizes milestone fee revenue when the specific outcome has been

achieved. Letter of intent fees similar to milestone fees arise when a specific outcome, which is outlined in the client contract, has been reached in an investment banking engagement. The Company fully recognizes letter of intent fee revenue over a period of 3 months after achievement of the milestone outlined in the client contract.

Revenue related to client reimbursed deal expenses is presented separately under reimbursed expenses on the statement of income. The expenses associated with this revenue are recognized as expenses in travel, meals and entertainment on the statement of income when incurred.

Deferred Revenue: While the majority of the Company's revenue is earned from success fees on the successful closing of an engagement, deferred revenue represents the contract liabilities related to non-refundable fees received for which the performance obligation has not been satisfied. The Company's standard practice is to recognize this deferred revenue over eight months, which the Company has assessed as the average life of an engagement. Any nonrefundable fees are recognized immediately if a deal is terminated. The Company did not recognize any prior year deferred revenue amounts for the year ended December 31, 2025.

Accounts Receivable: Accounts receivable primarily represents contract assets from investment banking and advisory services, and includes both billed and unbilled amounts. Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectible. The Company assesses credit losses on an individual basis. As of December 31, 2025, the allowance for credit losses was $11.6 thousand.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and most state tax jurisdictions. Generally, the Company's taxable income is reported as part of the Parent's tax returns. Accordingly, no provision or benefit for income taxes has been made.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Through December 31, 2025, management has determined there are no material uncertain income tax positions. The Company is subject to examinations by tax jurisdictions for the tax years 2023 and 2024.

Note 2.   Commitments and Contingencies
In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred.

Note 3.   Concentration of Credit Risks

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk related to cash and cash equivalents.

Note 4.   Employee Compensation and Benefit Plan

Certain employees' compensation consists of a base salary and an annual performance bonus. The Parent pays employee compensation on behalf of the company and allocates compensation expense to the Company through an expense sharing agreement (see Note 7). The annual performance bonus payable to employees may be subject to forfeiture if, among other things, the employee's employment terminates prior to the payment date. This compensation is expensed over the period that future service is provided. The annual performance bonus, subject to certain conditions, is fully paid within two years after the date of the award.

The Company may also award cash bonuses to new employees as incentives to join the Company. These bonuses may be paid over time, and future payments related to these awards are generally subject to the same forfeiture provisions as the annual performance bonuses. Accordingly, the related expense is recognized over the service period.

Note 5.   Segment

The Company is engaged in a single line of business as a broker-dealer. The Chief Operating Decision Maker is the Chief Financial Officer of the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the revenue and income before income taxes of the segment are the same as those described in the summary of significant accounting policies.

Note 6.   Net Capital Requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025 the Company had net capital of $1.6 million which was $1.5 million in excess of its required net capital of $0.1 million. The Company's net capital ratio was 1.13 to 1.

The Company does not claim an exemption from 17 C.F.R. § 240.15c3-3 of the SEC under paragraph (k) of that rule. The Company is relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Note 7.   Related Party Transactions

The Company has an expense sharing agreement with the Parent under which it is allocated and charged on monthly basis. The agreement includes, but is not limited to, compensation and related expenses, rent and occupancy, information technology services, professional fees, office equipment expenses, marketing and promotional materials, and miscellaneous administrative expenses. For the year ended December 31, 2025, the Company had allocated expenses totaling $28.5 million. Significant expenses among the allocated expenses included compensation and benefits of $26.4 million and occupancy expense of $0.8 million. At December 31, 2025 the Company owed the Parent $1.3 million.

Note 8.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 27, 2026, the date these financial statements were issued.

There were no subsequent events requiring disclosure in these financial statements.